

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 6, 2009

<u>Via U.S. Mail and Facsimile to (408) 219-5338</u>

Barry S. Baer
Chief Financial Officer
ECOtality, Inc.
6821 E. Thomas Road
Scottsdale, AZ 85251

> **Re: ECOtality, Inc.**
> **Form 10-K for the Fiscal-Year ended December 31, 2008**
> **Filed April 16, 2009**
> **Form 10-Q for the Fiscal-Quarter ended June 30, 2009**
> **File No. 000-50983**

Dear Mr. Baer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time. If you have any questions, please contact me at (202) 551-3671.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant